UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the Wyndham Worldwide Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2015 and of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules of assets (held at end of year) as of December 31, 2015 and of delinquent participant contributions for the year ended December 31, 2015 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP
Iselin, New Jersey
June 16, 2016

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2015	2014
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$19,263	$32,634
Mutual funds	332,651,885	334,861,664
Common collective trusts	243,884,982	228,401,134
Common stock	45,402,496	55,366,813
Money market	8,172,443	7,641,579
Total investments	630,131,069	626,303,824

RECEIVABLES:
Employer contribution receivable	1,056,998	222,981
Employee contribution receivable	1,380,216	294,647
Notes receivable from participants	20,726,582	19,122,122
Total receivables	23,163,796	19,639,750

TOTAL ASSETS AVAILABLE FOR BENEFITS	653,294,865	645,943,574

LIABILITIES:
Excess contributions payable	—	67,551
NET ASSETS AVAILABLE FOR BENEFITS	$653,294,865	$645,876,023

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2015
ADDITIONS:
Contributions:
Employee contributions	$51,635,588
Employer contributions	33,857,880
Total contributions	85,493,468

Net investment income/(loss):
Net depreciation in fair value of investments	(25,760,671)
Dividends	17,974,241
Interest	3,346
Net investment loss	(7,783,084)

Interest income on notes receivable from participants	808,172

DEDUCTIONS:
Benefits paid to participants	71,099,714
NET INCREASE IN NET ASSETS	7,418,842

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	645,876,023
End of year	$653,294,865

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company” or “Wyndham”) separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document of Wyndham Hotel Management, Inc., Wyndham Vacation Rentals North America, LLC and employees working at the Wyndham Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham common stock as investment options for participants. Contributions are limited to a maximum of 25% into Wyndham common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants that have investments in Wyndham common stock, the option of having dividends on such stock distributed to the participant in either cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2015, the Company’s Board of Directors declared quarterly dividends of $0.42 per share ($1.68 in aggregate). Dividends of $1,050,424 related to Wyndham common stock were paid to the Plan, of which $28,463 was distributed to participants in cash.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Administrative Expenses—Administrative expenses are paid by the Company pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $641,192 and $813,420 at December 31, 2015 and 2014, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.

The Wells Fargo Stable Return Fund (the “SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation/(depreciation) in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2015.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements

Fair Value Measurement—In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance on disclosures for investments in certain entities that calculate net asset value per share (or its equivalent). The guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This guidance is effective retrospectively for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years, with early adoption permitted. The Plan early adopted the guidance as of December 31, 2015, and has removed certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans and Health and Welfare Benefit Plans—In July 2015, the FASB issued a three-part standard providing guidance on certain aspects of the accounting by employee benefit plans. The guidance designates contract value as the only required measure for fully benefit-responsive investment contracts, simplifies investment disclosure requirements, and allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. This guidance is effective retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan early adopted the guidance as of December 31, 2015, and the applicable guidance has been applied retrospectively to all periods presented.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 11, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2015	(Level 1)

Common stock (a)	$45,402,496	$45,402,496
Mutual funds	332,651,885	332,651,885
Common collective trusts (b)	243,884,982	—
Money market (c)	8,172,443	8,172,443
Total	$630,111,806	$386,226,824

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2014	(Level 1)

Common stock (a)	$55,366,813	$55,366,813
Mutual funds	334,861,664	334,861,664
Common collective trusts (b)	228,401,134	—
Money market (c)	7,641,579	7,641,579
Total	$626,271,190	$397,870,056

(a)	Represents Wyndham Worldwide Corporation common stock, an exempt party-in-interest.

(b)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

(c)	Primarily represents an investment in FFI Government Fund.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held approximately 625,000 and 646,000 shares of common stock of Wyndham as of December 31, 2015 and 2014, respectively, with a cost basis of approximately $54.0 million and $49.8 million, respectively, and a fair value of approximately $45.4 million and $55.4 million, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2015:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$18,817,209	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	2,156,177	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	14,649,645	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	52,265,338	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	15,610,984	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	84,401,930	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	55,983,699	—	Daily	None	N/A
	$243,884,982	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2014:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$24,479,275	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	10,549,274	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	4,765,871	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	51,900,817	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	25,877,226	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	54,554,299	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	56,274,372	—	Daily	None	N/A
	$228,401,134	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2015	2014
Net assets available for benefits per the financial statements	$653,294,865	$645,876,023
Less: Amounts allocated to withdrawing participants	(641,192)	(813,420)
Add: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	—	787,841
Net assets available for benefits per Form 5500	$652,653,673	$645,850,444

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2015
Net increase in net assets per the financial statements	$7,418,842
Less: 2015 amounts allocated to withdrawing participants	(641,192)
Less: 2015 change in adjustments from contract value to fair value
for fully benefit-responsive investment contracts	(787,841)
Add: 2014 amounts allocated to withdrawing participants	813,420
Net income per Form 5500	$6,803,229
*****

Wyndham Worldwide Corporation Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	DWS RREEF Real Estate Securities Fund	Mutual fund		$22,237,151
	Federated Total Return	Mutual fund		58,198,271
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		1,131,101
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		1,959,145
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		5,139,076
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		9,772,596
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		10,386,357
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		9,335,212
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		7,704,050
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		6,425,116
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		5,085,229
	Fidelity Advisor Freedom 2055 Fund (A)	Mutual fund		3,374,680
	Franklin Small Cap Growth Fund	Mutual fund		12,184,226
	Harbor International Fund	Mutual fund		28,288,830
	Harbor Small Cap Value Fund	Mutual fund		27,864,891
	Lord Abbett Bond Debenture Fund	Mutual fund		9,614,205
	MFS Value Fund R4	Mutual fund		25,483,069
	The Oakmark Equity & Income Fund	Mutual fund		17,951,968
	Prudential Jennison Growth Z	Mutual fund		65,575,451
	Vanguard Inflation Fund	Mutual fund		4,941,261
	Harding Loevner Emerging Markets Fund	Common collective trust		18,817,209
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		2,156,177
	Northern Trust Collective All Country World Index Fund	Common collective trust		14,649,645
	Northern Trust Collective Extended Market Fund	Common collective trust		52,265,338
	Oppenheimer OFITC International Growth Fund II	Common collective trust		15,610,984
	SSgA S&P 500 Index Fund	Common collective trust		84,401,930
	Wells Fargo Stable Return Fund	Common collective trust		55,983,699
*	Wyndham Worldwide Corporation	Common stock		45,402,496
*	Various participants	Loans to participants***		20,726,582
	BIF Money Fund	Money market		641,589
	FFI Government Fund	Money market		7,530,854
	Cash and cash equivalents			19,263
	Total			$650,857,651

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/01/16 to 12/26/29. Interest rates range from 4.25% to 9.5%.

Wyndham Worldwide Corporation Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For The Year Ended December 31, 2015

Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes X No __

	Total That Constitute Nonexempt Prohibited Transactions
	Participant			Contributions	Total Fully
	Contributions		Contributions	Pending	Corrected Under
	Transferred	Contributions	Corrected	Correction	VFCP And
	Late to Plan	Not Corrected	Outside VFCP	In VFCP	PTE 2002-51
Check Here if Late Participant
Loan Repayments are included ☐
2015	$1,192	$—	$1,192	$—	$—
	$1,192	$—	$1,192	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By: /s/ Mary Falvey
Mary Falvey
Executive Vice President,
Chief Human Resources Officer
Wyndham Worldwide Corporation

Date: June 16, 2016